Mail Stop 3561

April 2, 2009

VIA FACSIMILE AND U.S. MAIL

David L. Donlin
Assistant General Counsel
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

> **Re:** **Target Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 24, 2009**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 30, 2009**
> **File No. 001-06049**

Dear Mr. Donlin:

We have conducted a limited review of your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement on Schedule 14A Filed on March 30, 2009

1. Please ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to shareholders. Refer to Rule 14a-6(e)(1).

2. Please provide a brief background discussion of the contacts the company has had with Mr. William Ackman, Pershing Square L.P, and affiliates during the time period leading up to the current solicitation. You should describe in sufficient detail whether the company's Board of Directors responded to contacts made by the insurgent group and, if material, the specifics of any discussions between the parties.

What does it mean if I receive more than one WHITE proxy card?, page 3

3. We note your statement on page 3 that "[v]oting against any Pershing Square nominees on the Pershing Square proxy card will not be counted as a vote for the Board's nominees…" Please clarify how 'Against' votes will be tabulated in the contested election. Please also refer us to the applicable state law that gives legal effect to votes cast against a nominee.

How many votes are required to approve each item?, page 3

4. We note your statement that with respect to Item One "the affirmative vote of the greater of (i) a majority of the outstanding shares of our common stock present in person or by proxy and entitled to vote on the item at the Annual Meeting and (ii) a majority of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the Annual Meeting, will be required for approval provided that a quorum is present in person or by proxy." Please advise us of the authority for this standard, considering Article VII of your articles of incorporation indicates that the affirmative vote of a majority of the voting power of the shares present and entitled to vote is required for purposes of shareholder action. This comment also applies to Items Three, Four and Five, as similar disclosure appears on page 4. Also, it would appear that a larger proportion of votes is required with respect to Item One, considering Article VI of your articles of incorporation provides that "any change in the number of directors on the Board of Directors (including, without limitation, changes at annual meetings of shareholders) shall be approved by the affirmative vote of not less than seventy-five percent (75%) of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock (as defined in Article IV), voting together as a single class, unless such change shall have been approved by a majority of the entire Board of Directors."

5. Please further clarify that if Item One is not approved, the election of the fifth director would be subject to a plurality standard and not a majority vote.

Who pays the expenses incurred in connection with the solicitation of proxies?, page 5

6. We note that in addition to sending these proxy materials, you contemplate that "some of [your] directors and officers as well as management and non-management employees may contact [shareholders] by telephone, mail, email or in person." Please be advised that all written soliciting materials, including any scripts used in soliciting proxies by telephone or in person, must be filed under the cover of Schedule 14A. Please confirm your understanding in this regard.

Item One—Determine That the Number of Directors Constituting Our Board of Directors Shall Be 12, page 6

7. We note your stated belief "that the number of directors on [your] Board is 12, with four directors in each class, which is consistent with the election by [your] shareholders of four Class III directors in 2006, four Class I directors in 2007 and four Class II directors in 2008." Please revise to provide the basis for your belief, addressing Article VI of your articles of incorporation regarding increases and decreases in the number of board seats. If your interpretation of this provision differs from that set forth by Mr. Ackman, please explain.

8. We note your statement that "[your] Board of Directors or shareholders may increase the number of directors on [your] Board of Directors at any time in accordance with the terms of [your] restated articles of incorporation, as amended." Please also disclose here whether your board and/or your shareholders, respectively, may decrease the number of board seats.

Item Two – Election of Directors, page 6

9. Please disclose whether you have received the consent of each nominee to be named and to serve if elected. See Rule 14a-4(d).

10. Please revise your disclosure under this Item and Item One to more clearly highlight the relationship between Item One and Item Two. Disclose for example, that if Item One is rejected, then the company would have nominated a number of individuals that is less than the number of director positions up for election. Additionally, please revise the Questions & Answers--"How many votes are required to approve each item," and the disclosure in Items One and Two to more prominently disclose that if Item One is rejected, then shareholders who submitted their proxies using the company's card will be unable to vote for a fifth nominee.

11. We note that the Nominating Committee of the Board reserves the right to designate and vote for substitute nominees in the event the other nominees become unavailable for election. Please note that we consider the existence of

substitute nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

12. Please clarify your disclosure to explain the reasons and basis for the recommendation by the Board for its four nominees.

Miscellaneous Information Concerning the Participants, page A-4

13. Please remove the qualifying language regarding the "knowledge" of the company regarding the participants appearing on pages A-4 through A-5.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please send all correspondence to us at the following ZIP code: 20549-3561.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David L. Donlin
Target Corporation
April 2, 2009
Page 5

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

                                                 Sincerely,

                                               H. Christopher Owings
                                               Assistant Director